July 22, 2024

Michael Bender
Chief Financial Officer
Pacific Oak Strategic Opportunity REIT, Inc.
11766 Wilshire Blvd.
Suite 1670
Los Angeles, CA 90025

       Re: Pacific Oak Strategic Opportunity REIT, Inc.
           Form 10-K for the Fiscal Year Ending December 31, 2023
           Filed April 1, 2024
           File No. 000-54382
Dear Michael Bender:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ending December 31, 2023
10. Commitments and Contingencies
Guarantee Agreements, page F-36

1. Please tell us the maximum potential amount of future payments you can owe under your guarantee of 110 William Joint Venture and revise future filings to include all disclosure required by ASC 460-10-50-4.
 July 22, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction